SEGA®

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

August 10, 2004

U.S. Securities and Exchange Commissio[redacted]
Office of International Corporate Fir
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION (“SEGA”), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Consolidated Financial Results for the term ended June 30, 2004

If you have any question about the enclosed material, please contact Akira Sugano, Director of the Company. Phone: +81-3-5736-7072

Sincerely yours,

Akira Sugano
Director
SEGA CORPORATION

SEGA CORPORATION
Consolidated Financial Results for Three Months Ended June 30, 2004

Company Name: SEGA CORPORATION
TSE Code: 7964
(URL: http://www.sega.co.jp)
Address: 2-12 Haneda 1-chome, Ohta-ku, Tokyo 1448531, Japan
Further Information: Akira Sugano, Director, Responsible for Corporate Division
Tel: +81-3-5736-7111

1. Consolidated Results for Three Months Ended June 30, 2004
1) Consolidated Results

(millions of yen)

	Net Sales	Operating Income	Ordinary Profit	Net Income
Three Months Ended June 30, 2004	41,796	1,469	1,215	932
Three Months Ended June 30, 2003	42,373	2,690	2,625	1,889
Fiscal Year Ended March 31, 2004	191,257	14,480	12,617	8,760

(yen)

	Net Income per share	Net Income per share after full dilution
Three Months Ended June 30, 2004	6.02	5.72
Three Months Ended June 30, 2003	12.19	10.99
Fiscal Year Ended March 31, 2004	55.96	50.70

Overview of the Financial Results for Three Months Ended June 30, 2004.

The Company and its consolidated subsidiaries continued to perform steadily as leaders in entertainment and amusement industries. During the term under review the Company recorded favorable results in Amusement Machine Sales, Amusement Center Operations and Consumer business and recorded consolidated net sales of 41,796 million yen, operating income of 1,469 million yen and net income of 932 million yen.

Overview by Business Segment
In amusement machine sales, domestic sales recorded favorable results due to the aggressive opening of mid-to-large amusement facilities, which continued to generate heavy demand for the Company's *UFO Catcher 7*. In addition, sales of the Company's new products including *MJ 2*, and mass medal game, *Gacha Mambo* exceeded the projection. Moreover, sales of prize products such as *Tip and deel* and *Oshare Cat* showed the favorable results and exceeded the initial forecast.
In overseas sales, the Company recorded favorable results in Asia, Europe, and U.S.

In Amusement Center Operations, the Company recorded favorable results. In addition, *King of Beetle, MushiKing*, contributed to the Company's results.
During the term under review, the Company opened four facilities and closed 6 ones, thus the number of facilities as of the end of the term was 477.

In Consumer Business, during the term under review, the Company released 3 SKUs in Japan, 2 SKUs in North America, and 1SKU in Europe and sold 520 thousand units in Japan, 650 thousand units in North America and 400 thousand units in Europe, which exceeded the initial projection (1,280 thousand from 10SKUs).
Let's make a J.League Professional Soccer Club! '04 (PS2) in Japan and *Sonic Heroes* in Europe and North America contirbuted to the Company's favorable results. Sales unit of *Sonic Heroes* was 1.83 million units since its launch.

2) Consolidated Financial Data

(millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per share (yen)
Three Months Ended June 30, 2004	185,519	98,984	53.4%	638.45
Three Months Ended June 30, 2003	222,777	89,377	40.1%	577.38
Fiscal Year Ended March 31, 2004	189,055	97,962	51.8%	631.88

Financial Condition

Total assets decreased 3,536 million yen to 185,519 million yen, compared with the previous fiscal year end. This was due primarily to the decrease of cash and cash equivalents of 11,747 million yen, increased of inventories of 1,816 million yen and increase of convertible bonds held by the Company for retirement of 4,341 million yen in current assets and fixed assets increased 1,528 million yen. In liabilities, current liabilities decreased 4,060 million yen and long-term liabilities increased 488 million yen. Total shareholders' equity increased 1,022 million yen to 98,984 million yen. Accordingly, shareholders' equity ratio rose from 51.8% to 53.4%.

(Reference)
Forecast for the Consolidated Financial Results for the Year Ending March 31, 2005
No change for the forecast annouced on May 18, 2004.

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
As of June 30, 2003 and 2004, and March 31, 2004

(millions of yen)

ASSETS	2004.6	2003.6	2004.3
Current Assets:			
Cash and time deposits	**60,180**	77,742	71,927
Notes and accounts receivable	**17,634**	21,128	19,436
Covertible bonds held by the Company to be redeemed	**-**	20,215	-
Inventories	**10,681**	10,331	8,865
Other current assets	**13,874**	9,831	7,348
Less allowance for doubtful accounts	**(1,245)**	(1,280)	(1,421)
Total current assets	**101,125**	137,968	106,156
Property and Equipment			
Amusement machines and facilities	**11,381**	10,235	10,165
Building and structure	**17,043**	17,627	17,254
Land	**9,336**	9,290	9,336
Others	**3,830**	4,393	3,838
Total property and equipment	**41,591**	41,546	40,595
Intangible Fixed Assets	**4,349**	5,825	4,508
Investments and Advances			
Investments in securities	**13,573**	13,211	13,358
Fixed Leasehold deposits	**16,115**	16,689	15,988
Other investments	**17,404**	15,263	17,488
Less allowance for doubtful accounts	**(8,747)**	(8,294)	(9,180)
Total investments and advances	**38,346**	36,868	37,655
Deferred Charges	**106**	568	139
Total Assets	**185,519**	222,777	189,055

(millions of yen)

LIABILITIES	2004.6	2003.6	2004.3
Current Liabilities:			
Notes and accounts payable	**16,687**	16,209	14,373
Short-term bank loans	**1,016**	2,403	725
Current portion of debentures	**2,950**	2,450	2,950
Current portion of convertible bonds	**-**	45,000	10,080
Current portion of long-term bank loans	**4,987**	4,934	4,988
Accrued expenses	**9,211**	8,777	10,050
Income taxes payable	**233**	392	1,186
Other current liabilities	**9,307**	5,807	4,100
Total current liabilities	**44,394**	85,974	48,454
Long-Term Liabilities			
Debentures	**12,985**	15,050	13,495
Convertible bonds	**6,806**	6,806	6,806
Long-term debt	**14,550**	18,974	14,579
Deferred income taxes	**1,275**	536	1,348
Accrued employees' retirement benefits	**4,510**	3,900	4,541
Accrued retirement benefits for directors and corporate directors	**189**	145	174
Other	**1,294**	1,077	1,155
Total long-term liabilities	**41,612**	46,491	42,100
Total Liabilities	**86,007**	132,465	90,555
Minority Interests in Consolidated Subsidiaries	**528**	935	537
Shareholders' Equity			
Common stock	**127,582**	127,582	127,582
Additional paid-in capital	**2,171**	2,171	2,171
Retained earnings	**16,184**	8,587	15,459
Adjustment of revaluation of land	**(6,265)**	(6,264)	(6,265)
Unrealized gain on investments in securities	**1,449**	240	1,488
Translation adjustment	**(8,788)**	(9,298)	(8,825)
Treasury stock	**(33,349)**	(33,641)	(33,649)
Total Shareholders' Equity	**98,984**	89,377	97,962
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**185,519**	222,777	189,055

Consolidated Statement of Operations

SEGA CORPORATION and Consolidated Subsidiaries

For the Three Months Ended June 30, 2003 and 2004 and the Year Ended March 31, 2004

(millions of yen)

	2004.6	2003.6	2004.3
Net Sales	**41,796**	42,373	191,257
Cost of Sales	**31,564**	30,978	138,687
Gross profit	**10,231**	11,395	52,570
Selling, General and Administrative Expenses	**8,762**	8,704	38,090
Operating income	**1,469**	2,690	14,480
Non-Operating Income	**308**	352	922
Non-Operating Expenses	**562**	417	2,784
Ordinary Profit	**1,215**	2,625	12,617
Extraordinary Income	**816**	73	2,617
Extraordinary Loss	**922**	462	4,893
Income before income taxes and minority interests in earnings of consolidated subsidiaries	**1,109**	2,236	10,341
Income taxes			
Current	**106**	376	2,169
Deferred	**84**	65	(220)
Minority interests in Earnings of Consolidated Subsidiaries	**(14)**	(94)	(368)
Net Income for the term	**932**	1,889	8,760

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan.
2. Figures less than 1million yen have been omitted.

Consolidated Statements of Capital Surplus

SEGA CORPORATION and Consolidated Subsidiaries

For Three Months ended June 30, 2003 and 2004, and the Year Ended March 31, 2004

(millions of yen)

	2004.6	2003.6	2004.3
(Capital Surplus)			
Capital Surplus at Beginning of the Term	2,171	2,171	2,171
Capital Surplus at End of the Term	2,171	2,171	2,171
(Retained Earnings)			
Retained Earnings at Beginning of the Term	15,459	6,816	6,816
Increase in Retained Earnings			
Net Income for the Term	932	1,889	8,760
Decrease in Retained Earnings			
Directors' Bonus	88	118	118
Adjustment on revaluation of land during the period	119	-	-
Retained Earnings at End of the Term	16,184	8,587	15,459

SEGA CORPORATION
August 5, 2004

Non-consolidated Balance Sheets

SEGA CORPORATION
As of June 30, 2003 and 2004 and March 31, 2004

(millions of yen)

ASSETS	2004.6	2003.6	2004.3
Current Assets:			
Cash and time deposits	**38,370**	54,133	53,799
Notes and accounts receivable	**14,154**	17,464	13,646
Covertible bonds to be redeemed held by the Company	-	20,215	-
Inventories	**6,586**	5,402	5,245
Short-term loans to affiliated companies	**1,184**	3,197	344
Other current assets	**18,020**	15,126	10,994
Less allowance for doubtful accounts	**(365)**	(401)	(520)
Total current assets	**77,950**	115,138	83,510
Property and Equipment			
Amusement machines and facilities	**869**	799	817
Building and structure	**10,116**	10,798	10,354
Land	**8,968**	8,924	8,968
Others	**2,199**	2,539	2,210
Total property and equipment	**22,153**	23,061	22,350
Intangible Fixed Assets	**3,028**	3,330	3,126
Investments and Advances			
Investments in securities	**7,377**	6,374	7,150
Investments in affiliates	**23,262**	17,693	23,171
Long-term loans to affiliates	**20,341**	39,570	15,116
Fixed Leasehold deposits	**2,079**	2,230	1,999
Other investments	**15,027**	13,675	15,282
Less allowance for doubtful accounts	**(12,341)**	(31,091)	(12,790)
Less allowance for investment losses	**(7,685)**	(7,923)	(7,962)
Total investments and advances	**48,062**	40,528	41,967
Deferred Charges	**92**	568	122
Total Assets	**151,286**	182,628	151,078

(millions of yen)

LIABILITIES	2004.6	2003.6	2004.3
Current Liabilities:			
Notes and accounts payable	**12,168**	11,606	10,047
Short-term bank loans	**759**	838	739
Current portion of long-term bank loans	**600**	600	600
Current portion of debentures	**2,900**	2,450	2,900
Current portion of convertible bonds	-	45,000	10,080
Accrued expenses	**7,615**	7,930	7,475
Income taxes payable	**41**	41	53
Other current liabilities	**6,668**	2,435	2,026
Total current liabilities	**30,753**	70,902	33,923
Long-Term Liabilities			
Debentures	**12,150**	15,050	12,650
Convertible bonds	**6,806**	6,806	6,806
Long-term debt	**3,300**	3,900	3,300
Deferred income taxes	**997**	206	1,018
Accrued employees' retirement benefits	**2,601**	2,389	2,511
Accrued retirement benefits for directors and corporate direct	**98**	77	85
Other	**1,140**	788	744
Total long-term liabilities	**27,094**	29,218	27,115
Total Liabilities	**57,848**	100,120	61,039
Shareholders' Equity			
Common stock	**127,582**	127,582	127,582
Additional paid-in capital	**2,171**	2,171	2,171
Retained earnings	**1,844**	(7,641)	(1,285)
Adjustment of revaluation of land	**(6,265)**	(6,264)	(6,265)
Unrealized gain on investments in securities	**1,454**	301	1,485
Treasury stock	**(33,349)**	(33,641)	(33,649)
Total Shareholders' Equity	**93,438**	82,507	90,038

Non-consolidated Statement of Operations

SEGA CORPORATION

For Three Months Ended June 30, 2004 and 2003 and the Year Ended March 31, 2004

(millions of yen)

	2004.6	2003.6	2004.3
Net Sales	**22,860**	22,482	97,268
Cost of Sales	**15,745**	16,319	71,851
Gross profit	**7,114**	6,163	25,417
Selling, General and Administrative Expenses	**4,669**	4,594	19,293
Operating income	**2,445**	1,569	6,124
Non-Operating Income	**850**	2,126	3,459
Non-Operating Expenses	**524**	452	2,584
Ordinary Profit	**2,770**	3,243	6,998
Extraordinary Income	**1,007**	86	1,909
Extraordinary Loss	**46**	350	2,251
Income before income taxes	**3,731**	2,979	6,655
Income taxes	**481**	(320)	(3,000)
Net income for the term	**3,249**	3,300	9,655
Loss Carried Forward from the previous fiscal year	**1,285**	10,942	10,942
Adjustment of revaluation of land	**-**	-	(0)
Loss on disposal of treasury stock	**(119)**	-	-
Undisposed Loss	**1,844**	(7,641)	(1,285)

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan.
2. Figures less than 1million yen have been omitted.